Profit and Loss

Far Breton Bakery LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
QuickBooks Payments Sales	
Sales	332,559.93
Sales of Product Income	
Services	
Shipping Income	
Unapplied Cash Payment Income	
Total for Income	**$332,559.93**
Cost of Goods Sold	
Cost of goods sold	$2,988.75
Subcontractor expenses	4,772.59
Supplies & materials	43,664.79
Total for Cost of goods sold	**$51,426.13**
Shipping	1,170.14
Total for Cost of Goods Sold	**$52,596.27**
Gross Profit	**$279,963.66**
Expenses	
Advertising & marketing	6,271.42
Ask My Accountant	
Bank fees & service charges	6,400.79
Business licences	290.70
Commissions & fees	2,313.48
Continuing education	176.84
Donations	-3.20
Dues & Subscriptions	2,880.10
Insurance	4,151.73
Legal & accounting services	800.00
Legal & Professional Fees	2,987.19
Meals	2,613.06
Merchant Fees	1,669.43
Office supplies	377.56
Payroll expenses	0
Taxes	23,556.64
Wages	116,796.07
Total for Payroll expenses	**$140,352.71**
QuickBooks Payments Fees	968.26
Rent	15,839.40
Repairs & maintenance	35,365.07
Square Fees	714.91

Profit and Loss

Far Breton Bakery LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Supplies	$6,430.96
Supplies & materials	642.01
Total for Supplies	**$7,072.97**
Taxes paid	6,948.38
Tools & Small Equipment	1,811.55
Unapplied Cash Bill Payment Expense	288.83
Uncategorized Expense	3.00
Uniforms	1,959.50
Utilities	$12,001.01
Internet Expense	1,707.08
Water & sewer	930.63
Total for Utilities	**$14,638.72**
Total for Expenses	**$256,892.40**
Net Operating Income	**$23,071.26**
Other Income	
Other income	0
Interest earned	0.82
Total for Other income	**$0.82**
Total for Other Income	**$0.82**
Other Expenses	
Vehicle expenses	$949.35
Parking & tolls	54.70
Vehicle gas & fuel	1,003.59
Vehicle repairs	39.14
Total for Vehicle expenses	**$2,046.78**
Total for Other Expenses	**$2,046.78**
Net Other Income	**-$2,045.96**
Net Income	**$21,025.30**

Balance Sheet

Far Breton Bakery LLC
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BMO 2113	52.44
Cash on hand	
Heartland Checking (0025)	261.63
Heartland Savings (0000)	9.40
Old National Checking (2495)	-1,535.87
PAYROLL	$594.67
WAGE	300.00
Total for PAYROLL	**$894.67**
QuickBooks Checking Account	-3,733.86
Total for Bank Accounts	**-$4,051.59**
Accounts Receivable	
Other Current Assets	
Payments to deposit	25,672.24
Security Deposit	860.00
Total for Other Current Assets	**$26,532.24**
Total for Current Assets	**$22,480.65**
Fixed Assets	
Accumulated Depreciation	-32,926.00
Equipment	$20,166.97
9.5' x 2' Rondo Portable Sheeter	2,489.80
Baxter Roll-In Rack, Rotating Oven	23,653.10
BP Auction Oven #2	
Butcher Block Work Stations	2,842.02
Migail C-2F-HC 2-Door Freezer	3,658.22
Migail C-2R-HC- 2-Door Fridge	3,257.32
Migali C-U48R Under Counter Fridge	1,812.07
Moffat Turbofan Convection Oven (#1)	5,720.21
Moffat Turbofan Convection Oven (#2)	5,720.21
Moffat Turbofan Convection Oven (#3)	5,720.21
Moffat Turbofan Convection Oven (#4)	5,720.21
Moffat Turbofan Stacking Kit (#1)	1,268.64
Moffat Turbofan Stacking Kit (#2)	1,268.64
Vulcan VC44E Oven	5,000.00
Total for Equipment	**$88,297.62**
Vehicles	0
2015 Toyota Highlander	34,112.44
Food Truck - 2021 Interstate SFC510SAFS	10,333.19
Total for Vehicles	**$44,445.63**

DISTRIBUTION ACCOUNT	TOTAL
Total for Fixed Assets	**$99,817.25**
Other Assets	
Total for Assets	**$122,297.90**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
QUICKSILVER	1,093.38
Square	1.22
Total for Credit Cards	**$1,094.60**
Other Current Liabilities	
Direct Deposit Payable	
Loans	$76,193.11
BUS PPP Loan (0695)	
Kiva Loan	-130.00
Kwik Cash Loan (800)	
Loan - Jason Sielaff	21,000.00
SBA PPP Loan (0715)	
SBA PPP Loan (0718)	
Stephen Young	6,600.00
Tagkor Equipment Balance	3,010.89
Toyota Financial Services	
WWBIC Loan	68,814.33
Total for Loans	**$175,488.33**
Payroll Liabilities	0
1112FA000332A Columbia County CSEA	61.14
Cash advance	96.88
Federal Taxes (941/943/944)	
Federal Unemployment (940)	179.14
WI Income Tax	769.68
WI SUI Employer	350.08
Total for Payroll Liabilities	**$1,456.92**
Repayment	-$731.09
Venmo of $462.50 per request	462.50
Total for Repayment	**-$268.59**
Tips	37.50
Undistributed Tips	2,538.23
Total for Other Current Liabilities	**$179,252.39**
Total for Current Liabilities	**$180,346.99**

Balance Sheet

Far Breton Bakery LLC
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
LOAN - Caryl and James Owen	20,000.00
Total for Long-term Liabilities	**$20,000.00**
Total for Liabilities	**$200,346.99**
Equity	
Retained Earnings	-33,354.03
Net Income	21,025.30
Opening balance equity	-21,243.38
Owner draws	-98,295.91
Owner investments	53,818.93
Total for Equity	**-$78,049.09**
Total for Liabilities and Equity	**$122,297.90**

Statement of Cash Flows

Far Breton Bakery LLC
January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,360.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	25,291.17
Accounts Receivable (A/R)	94.50
Direct Deposit Payable	
Loans	76,193.11
Loans:Kiva Loan	-3,130.00
Loans:Tagkor Equipment Balance	3,010.89
Loans:WWBIC Loan	3,343.88
Payroll Liabilities:1112FA000332A Columbia County CSEA	61.14
Payroll Liabilities:Cash advance	96.88
Payroll Liabilities:Federal Taxes (941/943/944)	
Payroll Liabilities:Federal Unemployment (940)	179.14
Payroll Liabilities:WI Income Tax	769.68
Payroll Liabilities:WI SUI Employer	350.08
QUICKSILVER	1,093.38
Repayment	-731.09
Repayment:Venmo of $462.50 per request	462.50
Security Deposit	-860.00
Square	1.22
Tips	37.50
Undistributed Tips	2,538.23
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$108,802.21**
Net cash provided by operating activities	**$104,441.84**
INVESTING ACTIVITIES	
Equipment	-20,166.97
Equipment:9.5' x 2' Rondo Portable Sheeter	-2,489.80
Equipment:Baxter Roll-In Rack, Rotating Oven	-23,653.10
Equipment:Butcher Block Work Stations	-2,842.02
Equipment:Migali C-U48R Under Counter Fridge	-1,812.07
Equipment:Moffat Turbofan Convection Oven (#1)	-5,720.21
Equipment:Moffat Turbofan Convection Oven (#2)	-5,720.21
Equipment:Moffat Turbofan Convection Oven (#3)	-5,720.21
Equipment:Moffat Turbofan Convection Oven (#4)	-5,720.21
Equipment:Moffat Turbofan Stacking Kit (#1)	-1,268.64
Equipment:Moffat Turbofan Stacking Kit (#2)	-1,268.64
Net cash provided by investing activities	**-$76,382.08**
FINANCING ACTIVITIES	
LOAN - Caryl and James Owen	20,000.00
Opening balance equity	-21,243.38

Statement of Cash Flows

Far Breton Bakery LLC
January-December, 2024

FULL NAME	TOTAL
Owner draws	-11,475.49
Owner investments	0.72
Net cash provided by financing activities	**-$12,718.15**
NET CASH INCREASE FOR PERIOD	**$15,341.61**
Cash at beginning of period	**$6,279.04**
CASH AT END OF PERIOD	**$21,620.65**